# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934



April 30, 2002

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___    No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Operational, economic and financial results according to the Czech Accounting Standards for first three months in 2001.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2002

ČEZ, a. s.

By ______________________
Name: Libuše Látalová
Title: Head of Debt Administration Dept.

Rozvaha Úč POD 1-01

# BALANCE SHEET
## long form

**March 31, 2002**
(in thousands of CZK)

Name and address of accounting unit

**ČEZ, a. s.**
Jungmannova 29/35
Praha 1
IČ: **452 74 649**

| Ident. | ASSETS | current year | | | prior year |
|---|---|---|---|---|---|
| | | gross | adjustments | net | net |
| a | b | 1 | 2 | 3 | 4 |
| | TOTAL ASSETS | **284 989 465** | **-84 719 187** | **200 270 278** | **202 373 315** |
| A. | Stock subscribtions receivable | | | | |
| B. | Fixed assets | **257 082 762** | **-83 995 385** | **173 087 377** | **174 452 554** |
| B. I. | Intangible assets | **1 884 034** | **-903 466** | **980 568** | **1 030 775** |
| B. I. 1. | Expenses of foundation and organization | | | | |
| 2. | Research and development | | | | |
| 3. | Software | 1 602 927 | -893 023 | 709 904 | 758 384 |
| 4. | Patents, rights and royalties | 17 108 | -10 443 | 6 665 | 6 812 |
| 5. | Other intangibles | | | | |
| 6. | Intangibles in progress | 263 056 | | 263 056 | 264 578 |
| 7. | Advances for intangibles | 943 | | 943 | 1 001 |
| B. II. | Tangible assets | **243 060 119** | **-82 881 716** | **160 178 403** | **161 367 111** |
| B. II. 1. | Land | 666 356 | | 666 356 | 663 093 |
| 2. | Buildings, halls and constructions | 50 624 631 | -23 764 471 | 26 860 160 | 27 125 687 |
| 3. | Separate movable items and groups of movable items | 99 923 747 | -59 063 615 | 40 860 132 | 42 171 735 |
| 4. | Permanent growth | | | | |
| 5. | Livestock | | | | |
| 6. | Other tangible assets | 13 854 | | 13 854 | 13 854 |
| 7. | Tangibles in progress | 84 594 626 | -53 515 | 84 541 111 | 84 291 167 |
| 8. | Advances for tangibles | 7 236 643 | | 7 236 643 | 7 101 424 |
| 9. | Adjustment to acquired property | 262 | -115 | 147 | 151 |
| B. III. | Financial investment | **12 138 609** | **-210 203** | **11 928 406** | **12 054 668** |
| B. III. 1. | Majority shareholdings and participating interests (shareholdings > 50%) | 5 799 962 | | 5 799 962 | 5 791 117 |
| 2. | Substantial shareholdings and participating interests (shareholdings of 20% - 50%) | 4 342 564 | -197 303 | 4 145 261 | 4 268 536 |
| 3. | Other securities and deposits | 1 693 844 | | 1 693 844 | 1 078 664 |
| 4. | Intergroup loans | | | | |
| 5. | Other financial investments | 302 239 | -12 900 | 289 339 | 916 351 |
| 6. | Financial investment in progress | | | | |
| 7. | Advances for financial investment | | | | |

| Ident. | ASSETS | current year | | | prior year |
|---|---|---|---|---|---|
| | | gross | adjustments | net | net |
| a | b | 1 | 2 | 3 | 4 |
| C. | Current assets | **27 700 799** | **-723 802** | **26 976 997** | **24 230 211** |
| C. I. | Inventory | **14 761 781** | **-12 685** | **14 749 096** | **15 037 254** |
| C. I. 1. | Materials | 14 753 891 | -12 685 | 14 741 206 | 15 027 712 |
| 2. | Work in progress and semi-finished production | 334 | | 334 | 1 |
| 3. | Finished products | | | | |
| 4. | Livestock | | | | |
| 5. | Goods | | | | |
| 6. | Advances for inventory | 7 556 | | 7 556 | 9 541 |
| C. II. | Long-term receivables | **2 570 813** | | **2 570 813** | **2 681 601** |
| C. II. 1. | Trade receivables | 76 824 | | 76 824 | 76 586 |
| 2. | Receivables from partners and associations | | | | |
| 3. | Receivables from related companies (shareholdings > 50%) | 2 458 392 | | 2 458 392 | 2 565 278 |
| 4. | Receivables from related companies (shareholdings of 20% - 50%) | | | | |
| 5. | Other receivables | 35 597 | | 35 597 | 39 737 |
| C. III. | Short-term receivables | **5 873 580** | **-711 117** | **5 162 463** | **4 238 128** |
| C. III. 1. | Trade receivables | 5 191 230 | -615 174 | 4 576 056 | 3 662 381 |
| 2. | Receivables from partners and associations | | | | |
| 3. | Receivables from social security | | | | |
| 4. | Receivables from taxes | 4 483 | | 4 483 | 3 439 |
| 5. | Receivables from related companies (shareholdings > 50%) | 468 669 | | 468 669 | 479 170 |
| 6. | Receivables from related companies (shareholdings of 20% - 50%) | 45 530 | -45 530 | | |
| 7. | Other receivables | 163 668 | -50 413 | 113 255 | 93 138 |
| C. IV. | Financial accounts | **4 494 625** | | **4 494 625** | **2 273 228** |
| C. IV. 1. | Cash | 4 231 | | 4 231 | 3 287 |
| 2. | Bank accounts | 1 775 246 | | 1 775 246 | 1 445 532 |
| 3. | Short-term financial assets | 2 715 148 | | 2 715 148 | 824 409 |
| 4. | Short-term financial assets in progress | | | | |
| D. | Other assets - temporary accounts | **205 904** | | **205 904** | **3 690 550** |
| D. I. | Temporary accounts of assets | **131 278** | | **131 278** | **3 615 838** |
| D. I. 1. | Prepaid expenses | 131 278 | | 131 278 | 2 180 422 |
| 2. | Unbilled revenues | | | | 1 237 |
| 3. | Exchange rate losses | x | x | x | 1 434 179 |
| D. II. | Contingencies | **74 626** | | **74 626** | **74 712** |
| | Control number | 1 139 883 234 | -338 876 748 | 801 006 486 | 809 418 548 |

| Ident. a | | | SHAREHOLDERS´ EQUITY AND LIABILITIES b | current year 5 | prior year 6 |
|---|---|---|---|---|---|
| | | | TOTAL SHAREHOLDERS´ EQUITY AND LIABILITIES | **200 270 278** | **202 373 315** |
| A. | | | Shareholders´ equity | **126 722 817** | **123 897 070** |
| A. | I. | | Stated capital | **59 050 449** | **59 050 449** |
| A. | I. | 1. | Stated capital | 59 208 846 | 59 208 846 |
| | | 2. | Own shares | -158 397 | -158 397 |
| | | 3. | Changes in stated capital | | |
| A. | II. | | Capital funds | **-595 490** | **1 661 341** |
| A. | II. | 1. | Share premium | | |
| | | 2. | Other capital funds | 1 661 328 | 1 661 341 |
| | | 3. | Revaluation of assets and liabilities | -2 256 818 | |
| | | 4. | Revaluation ................................... | | |
| A. | III. | | Funds from net profit | **8 704 153** | **8 729 798** |
| A. | III. | 1. | Legal reserve fund | 8 528 479 | 8 528 479 |
| | | 2. | Indivisible fund | | |
| | | 3. | Statutory and other funds | 175 674 | 201 319 |
| A. | IV. | | Retained earnings | **54 455 482** | **48 021 040** |
| A. | IV. | 1. | Retained earnings of previous years | 54 455 482 | 48 021 040 |
| | | 2. | Retained losses of previous years | | |
| A. | V. | | Profit / loss of current accounting period | **5 108 223** | **6 434 442** |
| B. | | | Liabilities | **72 382 005** | **76 445 796** |
| B. | I. | | Reserves | **19 221 372** | **19 675 889** |
| B. | I. | 1. | Legal reserves | 7 038 090 | 6 419 671 |
| | | 2. | Reserve for income tax | | |
| | | 3. | Other reserves | 8 433 723 | 8 370 079 |
| | | 4. | Deferred tax liabilities (assets) | 3 749 559 | 3 749 559 |
| | | 5. | Reserve for exchange rate losses | X | 1 136 580 |
| B. | II. | | Long-term liabilities | **23 723 239** | **26 632 337** |
| B. | II. | 1. | Long-term payables to related companies (shareholdings > 50%) | 12 462 012 | 13 450 117 |
| | | 2. | Long-term payables to related companies (sharehold. of 20%-50%) | | |
| | | 3. | Long-term deposits received | 78 794 | 182 220 |
| | | 4. | Bonds payable | 11 182 433 | 13 000 000 |
| | | 5. | Long-term notes payable | | |
| | | 6. | Other long-term payables | | |

| Ident. a . | SHAREHOLDERS' EQUITY AND LIABILITIES b | current year 5 | prior year 6 |
|---|---|---|---|
| B. III. | Short-term liabilities | **7 076 186** | **5 649 312** |
| B. III. 1. | Trade payables | 3 123 967 | 4 037 764 |
| 2. | Payables to partners and associations | 10 255 | 10 255 |
| 3. | Payables to employees | 180 278 | 146 678 |
| 4. | Social security payables | 121 020 | 96 316 |
| 5. | Taxes payable and subsidies | 1 150 069 | 1 124 010 |
| 6. | Payables to related companies (shareholdings > 50%) | | |
| 7. | Payables to related companies (shareholdings of 20% - 50%) | | |
| 8. | Other payables | 2 490 597 | 234 289 |
| B. IV. | Bank loans and short-term notes | **22 361 208** | **24 488 258** |
| B. IV. 1. | Long-term bank loans | 17 728 444 | 19 131 974 |
| 2. | Short-term bank loans | 4 632 764 | 5 356 284 |
| 3. | Short-term notes | | |
| C. | Other liabilities - temporary accounts | **1 165 456** | **2 030 449** |
| C. I. | Accruals | **894 225** | **1 543 656** |
| C. I. 1. | Accruals | 813 075 | 815 889 |
| 2. | Deferred income | 81 150 | 202 669 |
| 3. | Exchange rate gains | x | 525 098 |
| C. II. | Contingencies | **271 231** | **486 793** |
| | Control number | 795 701 658 | 802 572 025 |

| Sent out on: | Signature of accounting unit's statutory body: | Person responsible for accounting: Ing. Petr Pětioký | Person responsible for financial statements: Ivan Viktora<br>tel.: 2408 2357 |
|---|---|---|---|

Výsledovka Úč POD 2-01

# PROFIT AND LOSS STATEMENT

**long form**

**March 31, 2002**
(in thousands of CZK)

Name and address of acc. unit

ČEZ, a. s.
Jungmannova 29/35
Praha 1
IČ: 452 74 649

| Ident. a | | TEXT b | current period 1 | prior year period 2 |
|---|---|---|---|---|
| I. | | Revenues from goods sold | 2 300 | 1 740 |
| A. | | Costs of goods sold | 1 785 | 1 336 |
| + | | Sales margin | **515** | **404** |
| II. | | Production | **13 403 472** | **15 267 307** |
| II. | 1. | Revenues from finished products and services | 13 292 897 | 15 140 533 |
| | 2. | Changes in inventory of own production | 332 | 345 |
| | 3. | Capitalization (of own work) | 110 243 | 126 424 |
| B. | | Consumption from production | **5 899 713** | **6 572 914** |
| B. | 1. | Consumption of material and energy | 4 974 992 | 5 402 931 |
| B. | 2. | Services | 924 721 | 1 169 983 |
| + | | Value added | **7 504 274** | **8 694 797** |
| C. | | Personnel expenses | **884 739** | **931 667** |
| C. | 1. | Wages and salaries | 616 563 | 610 519 |
| C. | 2. | Bonuses to board members | 3 800 | 3 551 |
| C. | 3. | Social insurance | 220 017 | 221 596 |
| C. | 4. | Other social expenses | 44 359 | 96 001 |
| D. | | Taxes and fees | 342 621 | 274 663 |
| E. | | Amortization of intangibles and depreciation of tangibles | 2 074 239 | 2 016 607 |
| III. | | Revenues from intangibles, tangibles and material sold | 44 333 | 71 495 |
| F. | | Net book value of intangibles, tangibles and material sold | 25 541 | 67 523 |
| IV. | | Reversal of reserves and prepaid expenses | 97 433 | 162 733 |
| G. | | Creation of reserves and prepaid expenses | 779 496 | 729 039 |
| V. | | Reversal of adjustments | | 29 831 |
| H. | | Creation of adjustments | 4 | 4 |
| VI. | | Other operational revenues | 332 813 | 6 722 |
| I. | | Other operational expenses | 88 969 | 85 349 |
| VII. | | Transfer of operational revenues | | |
| J. | | Transfer of operational expenses | | |
| * | | Net operating results | **3 783 244** | **4 860 726** |

| Ident. a | | TEXT b | current period 1 | prior year period 2 |
|---|---|---|---|---|
| VIII. | | Revenues from sale of securities and deposits | 540 562 | |
| K. | | Sold securities and deposits | 155 359 | |
| IX. | | Revenues from financial investments | | |
| IX. | 1. | Revenues from securities and deposits in group | | |
| | 2. | Revenues from other securities and deposits | | |
| | 3. | Revenues from other financial investments | | |
| X. | | Revenues from short-term financial assets | | |
| L. | | Náklady z finančního majetku | | |
| XI. | | Výnosy z přecenění majetkových cenných papírů | | |
| M. | | Náklady z přecenění majetkových cenných papírů | | |
| XII. | | Reversal of financial reserves | 1 136 580 | 2 019 848 |
| N. | | Creation of financial reserves | | 2 188 229 |
| XIII. | | Reversal of adjustments | 23 572 | |
| O. | | Creation of adjustments | | |
| XIV. | | Interest revenues | 74 575 | 56 429 |
| P. | | Interest expenses | 609 622 | 707 267 |
| XV. | | Other financial revenues | 3 116 294 | 110 737 |
| Q. | | Other financial expenses | 2 435 339 | 158 859 |
| XVI. | | Transfer of financial revenues | | |
| R. | | Transfer of financial expenses | | |
| * | | Net results from financial activities | **1 691 263** | **-867 341** |
| S. | | Income taxes on normal activity | **391 320** | **699 373** |
| S. | 1. | - Due | 391 320 | 699 373 |
| | 2. | - Deferred | | |
| ** | | Net results after taxes from normal activity | **5 083 187** | **3 294 012** |
| XVII. | | Extraordinary revenues | 657 | 503 |
| T. | | Extraordinary expenses | -24 379 | 585 |
| U. | | Income tax on extraordinary activity | | |
| U. | 1. | - Due | | |
| | 2. | - Deferred | | |
| * | | Net results from extraordinary activity | **25 036** | **-82** |
| W. | | Income distribution to partners | | |
| *** | | Net profit (loss) for the accounting period | **5 108 223** | **3 293 930** |
| | | Profit (loss) before income taxes | **5 499 543** | **3 993 303** |
| | | Control number | 81 711 488 | 78 901 770 |

| Sent out on: | Signature of accounting unit´s statutory body: | Person responsible for accounting: Ing. Petr Pětioký | Person responsible for financial statements: Ivan Viktora tel.: 2408 2357 |
|---|---|---|---|

# Cash flow statement
## for three-months period ended March 31, 2002
(in thousands of CZK)

| | | |
|---|---|---|
| **P.** | **Cash and cash equivalents at beginning of period** | **2 273 228** |
| | <u>**Operating activities**</u> | |
| Z. | Pre-tax profit from normal activity | 5 474 507 |
| A.1. | Adjustments by non-cash transactions | 2 669 346 |
| A.1.1. | Depreciation, amortization and writing-off | 2 075 753 |
| A.1.1.1. | Depreciation and amortization of fixed assets | 2 075 271 |
| A.1.1.2. | Receivables writing-off | 482 |
| A.1.2. | Change in adjustments, reserves and temporary accounts | 459 650 |
| A.1.2.1. | Change in adjustments | -23 572 |
| A.1.2.2. | Change in reserves | -454 517 |
| A.1.2.3. | Change in temporary accounts of assets and liabilities | 937 739 |
| A.1.3. | Gain/Loss on fixed assets retirements | -401 104 |
| A.1.4. | Interest expenses and revenues | 535 047 |
| A.1.4.1 | Interest expenses | 609 622 |
| A.1.4.2. | Interest revenues | -74 575 |
| **A.*** | **Net cash provided by operating activities before taxes, changes in working capital and extraordinary items** | **8 143 853** |
| A.2. | Change in working capital | -790 820 |
| A.2.1. | Change in receivables from operational activities | -811 981 |
| A.2.2. | Change in short-term payables from operational activities | -266 997 |
| A.2.3. | Change in inventory | 288 158 |
| **A.**** | **Net cash provided by operating activities before taxes and extraordinary items** | **7 353 033** |
| A.3. | Interest paid, excl. capitalized interest | -748 660 |
| A.4. | Interest received | 75 812 |
| A.5. | Income taxes paid | -485 424 |
| A.6. | Revenues and expenses related to extraordinary items | 25 036 |
| **A.*** ** | **Net cash provided by operating activities** | **6 219 797** |
| | <u>**Investing activities**</u> | |
| B.1. | Fixed assets acquisition | -1 328 323 |
| B.1.1. | Additions to tangible fixed assets | -833 380 |
| B.1.2. | Additions to intangible fixed assets | -22 723 |
| B.1.3. | Change in financial investment | -5 525 |
| B.1.4. | Change in payables from investing activity | -468 843 |
| B.1.5. | Change in payables from investing activity (emerging from exchange rate differencies) | 2 148 |
| B.2. | Proceeds from sales of fixed assets | 574 148 |
| B.2.1. | Proceeds from sales of tangible fixed assets | 35 634 |
| B.2.2. | Proceeds from sales of intangible fixed assets | |
| B.2.3. | Proceeds from sales of financial investment | 540 562 |
| B.2.4. | Change in receivables from sales of fixed assets | -2 048 |
| **B.*** ** | **Total cash used in investing activities** | **-754 175** |
| | <u>**Financing activities**</u> | |
| C.1. | Change in long-term liabilities and short-term loans | -3 218 581 |
| C.1.1. | Change in long-term bank loans | -1 403 530 |
| C.1.2. | Change in short-term bank loans and notes | -723 520 |
| C.1.3. | Change in long-term bonds payable | |
| C.1.4. | Change in other long-term liabilities | -1 091 531 |
| C.2. | Impact of changes in equity by cash | -25 644 |
| C.2.1. | Monetary donations and subsidies to equity | |
| C.2.2. | Direct payments debited to funds | -25 644 |
| C.2.3. | Paid-out dividends and profit shares | |
| C.2.4. | Purchase of own shares | |
| **C.*** ** | **Net cash from financing activities** | **-3 244 225** |
| [illegible] | [illegible] | [illegible] |